                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)*

                           Iron Mountain Incorporated
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                  462846 10 6
                       ----------------------------------
                                 (CUSIP Number)

                               December 31, 2001
                       ----------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 462846 10 6                 13G                    Page 2 of 5 Pages
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            1              NAME OF REPORTING PERSON         J. Peter Pierce, Sr.

                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [  ]
                                                                       (b) [  ]

--------------------------------------------------------------------------------

            3              SEC  USE ONLY

--------------------------------------------------------------------------------

            4              CITIZENSHIP OR PLACE OF ORGANIZATION

                                             United States

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                         5     SOLE VOTING POWER
                                 1,727,799

                     -----------------------------------------------------------

     NUMBERS OF          6      SHARED VOTING POWER
      SHARES                                     None
    BENEFICIALLY
     OWNED BY        -----------------------------------------------------------
   EACH REPORTING
    PERSON WITH          7     SOLE DISPOSITIVE POWER
                                                 50,000

                     -----------------------------------------------------------

                         8     SHARED DISPOSITIVE POWER
                                                     0

--------------------------------------------------------------------------------

            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                                             1,727,799

--------------------------------------------------------------------------------

           10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
--------------------------------------------------------------------------------

           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                             3.1%

--------------------------------------------------------------------------------

           12              TYPE OF REPORTING PERSON*
                                             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G

Item 1.

1(a).  Name of Issuer:  Iron Mountain Incorporated

1(b).  Address of Issuer's Principal Executive Offices:

                 745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2.

2(a).  Name of Person Filing:  J. Peter Pierce, Sr.

2(b).  Address of Principal Business Office or, if None, Residence:

                 209 West Lancaster Avenue, Suite 101, Paoli, Pennsylvania 19301

2(c).  Citizenship:  United States

2(d).  Title of Class of Securities:  Common Stock, $.01 par value

2(e).  CUSIP Number:  462846 10 6

Item 3.  If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         Not Applicable.

Item 4.    Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:

         As of December 31, 2001, Mr. Pierce beneficially owned 1,727,799 shares of Common Stock. All of such shares are held in a voting trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended and restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. Mr. Pierce is the sole trustee of the Voting Trust and, as such, has sole power to vote the shares held in the Voting Trust or subject to such proxies. As of December 31, 2001, Mr. Pierce directly owned 50,000 shares, which are subject to the Voting Trust.

         (b) Percent of class: As of December 31, 2001, Mr. Pierce beneficially owned 3.1% of the Common Stock.

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         (c)  Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: Mr. Pierce, as trustee of the Voting Trust, has the sole power to vote or to direct the vote of the 1,727,799 shares of Common Stock held in the Voting Trust.

                  (ii)  Shared power to vote or to direct the vote:  None

                  (iii) Sole power to dispose or to direct the disposition of:
The beneficial owners of interests in the Voting Trust or the shares subject to proxies have the right to dispose of the shares to which they have beneficial interests. As of December 31, 2001, Mr. Pierce had a direct beneficial interest in 50,000 shares of Common Stock held in the Voting Trust and, as such, has sole dispositive power with respect to such 50,000 shares.

                  (iv) Shared power to dispose or to direct the disposition of:
None.

Item 5.    Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Except with respect to the 50,000 shares of Common Stock held in the Voting Trust with respect to which Mr. Pierce has a direct beneficial interest, all of the other shares of Common Stock held in the Voting Trust are beneficially owned by other members of the Pierce family or trusts for the benefit of members of the Pierce family. As such, the various beneficial owners of interests in the Voting Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certifications

         Not Applicable

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2002
                               ------------------------------------------
                                             (Date)


                                     /s/ J. Peter Pierce
                               ------------------------------------------
                                          (Signature)


                                        J. Peter Pierce
                               ------------------------------------------
                                          (Name/Title)





















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